November 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Scott Anderegg and Jennifer Lopez-Molina

Re:	Integrated Rail and Resources Acquisition Corp.

Registration Statement on Form S-1

File No. 333-256381

Dear Mr. Scott Anderegg and Ms. Jennifer Lopez-Molina:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Integrated Rail and Resources Acquisition Corp. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on November 10, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Reed Smith LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED as representative of the underwriters

By:	/s/ Craig M. DeDomenico
Name:	Craig M. DeDomenico
Title:	Managing Director

[Signature Page to Underwriter’s Acceleration Request Letter]